UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, July 2026

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Receipt of Nasdaq Minimum Bid Price Deficiency Notice

On July 1, 2026, Concorde International Group Ltd (the “Company”) received a written notification (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), as the closing bid price of the Company’s Class A ordinary shares was below US$1.00 per share for the previous 30 consecutive business days.

The Notice has no immediate effect on the listing of the Company’s Class A ordinary shares, which will continue to trade on The Nasdaq Capital Market under the symbol “YOOV.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial compliance period of 180 calendar days, or until December 28, 2026, to regain compliance with the minimum bid price requirement. If, at any time during the compliance period, the closing bid price of the Company’s Class A ordinary shares is at least US$1.00 per share for a minimum of ten consecutive business days (or such longer period as Nasdaq may require), Nasdaq will provide written confirmation that the Company has regained compliance.

If the Company does not regain compliance by December 28, 2026, the Company may be eligible for an additional compliance period, subject to meeting the applicable Nasdaq listing requirements and satisfying the conditions set forth in the Nasdaq Listing Rules.

The Company intends to actively monitor the closing bid price of its Class A ordinary shares and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

On July 08, 2026 (GMT+08:00, SGT), the Company issued a press release entitled “Concorde International Group Ltd Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency”. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 08, 2026	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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